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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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For Immediate Release

Contacts:

Marian Kelley

Director of Corporate Communications

512.231.6033

marian.kelley@pervasive.com

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

949.250.1718 ext. 299

davidl@magicsoftware.com

PERVASIVE SOFTWARE AND MAGIC SOFTWARE FORM WORLDWIDE STRATEGIC ALLIANCE

Partnership Brings Customers Enhanced Application Development and Data Management With Easy Installation, Rapid Implementation and Lower TCO

AUSTIN, Texas and IRVINE, Calif. - May 20, 2003 -Pervasive Software® Inc. (Nasdaq:PVSW), a leading provider of data-management solutions powering the success of application developers worldwide, and Magic Software Enterprises (Nasdaq:MGIC), a leading provider of state-of-the-art development and integration technology, announced today the signing of a strategic alliance agreement to develop and market a bundled toolkit worldwide. The Pervasive.SQL™ V8 database engine will be integrated and shipped with eDeveloper™ v9.4. In addition, eDeveloper customers will now be able to purchase the bundled toolkit, support and maintenance directly from Magic Software.

“Because of the strong demand from the Magic developer community, we have supported the Pervasive database since the days of Btrieve® and now we are migrating our developer toolkit from Pervasive.SQL 2000i to Pervasive.SQL V8,” said Menachem Hasfari, chief executive officer of Magic Software Enterprises. “Pervasive’s technologies align well with our strategy to provide our developers with an easy-to-use, low-maintenance database engine incorporating the latest technological enhancements.”

Under the terms of the recent agreement, eDeveloper v9.4 will ship with a full version of Pervasive.SQL V8 five-user workgroup engine allowing software developers to easily and quickly build and test their applications for deployment in small to mid-size enterprises. Also, the Magic Enterprise Server incorporates a time-limited version of the Pervasive.SQL V8 10-user client/server engine, giving users the ability to run their applications on a fully functional database.

“Magic chose Pervasive.SQL over others as its primary database because of its industry-leading performance, embeddability and low total cost of ownership,” said David Sikora, president and CEO of Pervasive Software.  “Formalizing our partner relationship with Magic will expand our reach even more in the marketplace by cooperating in joint marketing and channel development programs.”

Pervasive.SQL supports the delivery of seamless application integration and industry-standard data access methods, including ODBC, JDBC, ADO / OLE DB and Active X. The dual-access database engine of Pervasive.SQL V8 gives developers the high-speed performance of transactional processing with the robust, full-featured capabilities of SQL relational processing in a single package.

eDeveloper v9.4 provides an international developer community with a rapid development and deployment environment with powerful new standards-based messaging and integration features, advanced XML component functionality and other significant programming improvements. eDeveloper enables developers to build applications in a table-driven, point-and-click programming environment. There is never any need for coding or proprietary script.

“Application developers and ISVs (independent software vendors) benefit greatly from out-of-the-box, optimized, integration between development tools and runtimes,” said James Governor, principal analyst at RedMonk, a technology-focused industry analyst firm. “That is the value proposition Magic Software and Pervasive Software are working to deliver by extending and deepening their partnership.”

Pervasive Customers Leverage Magic’s Development Platform

Brian Dunn, chief executive officer of ADAPT Software, an Irvine, Calif.-based developer of customer relationship management (CRM) software, said, “The Pervasive/Magic solution has allowed us to rapidly bring to market competitive CRM applications without the complexity of writing additional code. The fact this solution is virtually maintenance free for end-users has made ADAPTcrm a very attractive solution for mid-sized companies in need of the benefits we offer without the support burden that normally accompanies deploying new software applications.”

Frank van Gemert, director of Plus Software in The Netherlands, has found great success with Pervasive.SQL and Magic’s development tools over the last seven years. “It optimally interfaces with the eDeveloper environment and enables an extremely user-friendly installation. We’re very enthusiastic about the added value this new alliance between our two main vendors will generate.”

About Pervasive Software

Pervasive Software is a leading global data-management company powering the success of application developers by providing solutions that deliver the industry’s best combination of performance, reliability and low administration costs.  Pervasive’s strength is evidenced by the size and diversity of its customer base, serving tens of thousands of customers with hundreds of thousands of end-users in nearly every vertical market around the world.  Founded in 1994, Pervasive sells its products into more than 150 countries and is based in Austin, Texas, with offices in Europe.  More information may be found on the Web at http://www.pervasive.com.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Cautionary Statement

This release may contain forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are generally preceded by words such as “may,” “plans,” “expects,” “believes,” “anticipates,” “estimates” or “intends.”  All forward-looking statements included in this document are based upon information available to Pervasive or Magic Software as of the date hereof, and both Pervasive and Magic assume no obligation to update any such forward-looking statement.  Investors are cautioned that actual results could differ materially from Pervasive’s and Magic’s current expectations.  Factors that could cause or contribute to such differences include, the factors and risks discussed in Pervasive’s and Magic’s reports filed from time to time with the Securities and Exchange Commission including, without limitation, the risk that we will be unable to attract, motivate and retain skilled sales, marketing, engineering and other personnel, the risk that the packaged client/server applications market will not continue to grow at historical rates, and the risk that our current revenues are substantially dependent upon continued market acceptance of and revenues from our database products.

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Pervasive, Pervasive Software, Btrieve, Pervasive.SQL, Magic Software and eDeveloper are trademarks or registered trademarks of Pervasive Software Inc. or Magic Software. All other company and product names may be trademarks or registered trademarks of their respective companies. All rights reserved worldwide.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 20 May, 2003